Correspondence

2532 Foothill Road
Santa Barbara, CA 93105
805-965-0699

04/17/14

To: Melissa Kindelan
Staff Accountant
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	PhotoAmigo, Inc. Item 4.01 Form 8-K Filed March 10, 2014 File No. 000-54439

Dear Meliissa Kindelan,

Thank you for your review of our filing and your related comments. Please see our response to these comments below. Also, please find the provided written statement with the requested acknowledgments.

1.
Please amend to include disclosure as to whether the audit committee of the board of directors or the board of directors, if there is no such committee, recommended or approved the decision to change accountants.  See Item 304(a)(1)(iii) of Regulation S-K.

We have amended our 8K filed on April 18, 2014 to provide the requested disclosure.

2.
You currently disclose Ronald Chadwick's reports on your financial statements for the twelve month periods ended July 31, 2013 and 2012 and the period from Inception (April 2, 2008) to July 31, 2013 did not contain any disagreements.  Please amend and revise your disclosure to state whether during the two most recent fiscal years and any subsequent interim period preceding November 30, 2013 there were disagreements on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Ronald Chadwick, would have caused it to make reference to the subject matter of the disagreements in connection with its report. See Item 304(a)(1)(iv) of Regulation S-K.

We have amended and revised our disclosure within our 8K filed on April 18, 2014 to provide the requested disclosures.

3.
Revise your disclosures to state, if true, that none of the reportable events set forth in Item 304(a)(1)(iv) of Regulation S-K occurred during the fiscal years ended July 31, 2013 and 2012, the period from Inception (April 8, 2008) to July 31, 2013, and any subsequent interim period preceding November 30, 2013.

We have revised our disclosures within our 8K filed on April 18, 2014 to provide the requested disclosures.

4.	Please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

We have obtained and filed the updated Exhibit 16 letter from former accountant along with our 8k filed on April 18, 2014.

Acknowledgements

The company is responsible for the adequacy and accuracy of the disclosure in the filing.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have responded appropriately, but should there be any additional questions, please contact me at 805-637-0047.

Sincerely,

/s/ Robert Heckes
Robert Heckes
Chief Executive Officer
PhotoAmigo, Inc.